Exhibit 2

[*] indicates that a confidential portion of the text of this agreement has been omitted.

NON-EXCLUSIVE LICENSE AGREEMENT

This Non-Exclusive License Agreement (the “Agreement”), effective, except as indicated, as of August 27, 2007 (the “Effective Date”), is entered into by and between XOMA Ireland Limited (“XOMA”), an Irish company having offices located at Shannon Airport House, Shannon, County Clare, Ireland, and Pfizer Inc. (“PFIZER”), a Delaware corporation having offices located at 235 East 42nd Street, New York, NY 10017  USA.

BACKGROUND

A.           XOMA is the owner or exclusive licensee of certain Patent Rights (as defined below), and PFIZER wishes to acquire a non-exclusive license under the Patent Rights; and

B.           XOMA is willing to grant PFIZER such a non-exclusive license, on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the promises and the mutual covenants hereinafter recited, the parties agree as follows:

ARTICLE 1— DEFINITIONS

In this Agreement, the following terms shall have the following meanings:

1.1  “Acquired Immunoglobulins” has the meaning set forth in Section 2.8(b).

1.2  “Acquisition Entity” has the meaning set forth in Section 2.8(a).

1.3  “Acquisition Fee” has the meaning set forth in Section 2.8(d).

1.4  “Affiliate” means any corporation or other entity which is directly or indirectly controlling, controlled by or under common control with a Party hereto.  For the purpose of this Agreement, “control” shall mean the direct or indirect possession of at least a majority of the voting interest of the subject entity (whether through ownership of securities, by contract or otherwise).

1.5  “BLA” means a Biologics License Application (or, if applicable, a Product License Application), as defined in the U.S. Food, Drug and Cosmetic Act and the regulations promulgated thereunder, and any corresponding U.S. or foreign application, registration or certification.

1.6  “Change in Control” means, with respect to a particular Party [*].

1.7  “Combination Product” has the meaning set forth in Section 3.4(d).

1.8  “Confidential Information” means (a) any proprietary or confidential information or material in tangible form disclosed hereunder that is designated as “Confidential” at the time it is delivered to the receiving Party, or (b) proprietary or confidential information disclosed orally hereunder which is identified as confidential or proprietary when disclosed and such disclosure of confidential information [*].

1.9  “Display System” means a system for the use of Display Materials.

1.10  “Display Materials” means (a) any collection or library of polynucleotide sequences which encodes at least one polypeptide and which is contained in a display system which can be propagated in bacteria including, without limitation, filamentous bacteriophage and/or bacteriophage or phagemid cloning vectors, or (b) any collection or library of bacteriophage wherein a polypeptide is expressed as a fusion protein comprising the polypeptide and an outer surface polypeptide of a carrier which can be expressed or propagated in bacteria.  For the avoidance of doubt, Display Materials shall include any such materials wherein the polypeptide is an Immunoglobulin.

1.11   “Dispose” has the meaning set forth in Section 2.7.

1.12   “Field” means the treatment, diagnosis or prophylaxis of any disease or conditions in a human or animal.

1.13  “Immunoglobulin” means any molecule that has an amino acid sequence by virtue of which it specifically interacts with an antigen and wherein any portion of the molecule contain a functionally operating region of an antibody variable region including, without limitation, any naturally occurring or recombinant form of such a molecule.  Included within the definition of an Immunoglobulin, but without limiting the definition thereof shall be full length antibodies, fragments thereof, molecules containing heavy chains only or antibodies derived from the foregoing (such as diabodies).

1.14  “IND” means an Investigational New Drug application, as defined in the U.S. Food, Drug and Cosmetic Act and the regulations promulgated thereunder for initiating clinical trials in the United States, or any corresponding foreign application, registration or certification.

1.15  “Indemnitee” has the meaning set forth in Section 8.3.

1.16  “Indemnitor” has the meaning set forth in Section 8.3.

1.17  “Liability” and “Liabilities” have the respective meanings set forth in Section 8.1.

1.18  “Licensed Product” means any composition of matter or article of manufacture which (a) arises out of the practice by PFIZER of a Valid Claim of the Patent Rights, or (b) is made or sold under conditions which, if unlicensed, would constitute infringement of a Valid Claim, provided,however, that the term “Licensed Product” shall not include Display Materials or any composition of matter or article of manufacture which (i) is discovered, isolated, characterized, optimized, altered or produced by the use of a Display System other than a

PFIZER Display System or (ii) was discovered, isolated, characterized, optimized or altered by a Third Party.

1.19   “NDA” means a New Drug Application, as defined in the U.S. Food, Drug and Cosmetic Act and the regulations promulgated thereunder, or any corresponding U.S. or foreign application, registration or certification.

1.20  “Net Sales” has the meaning set forth in Section 3.4(d).

1.21  “Party” means either XOMA or PFIZER.

1.22  “Patent Rights” means the patent applications and patents listed on Schedule 1.22 hereto and all divisionals, continuations, continuations-in-part, and substitutions thereof; all foreign patent applications corresponding to the preceding applications or directly or indirectly claiming priority to or from any of the foregoing; and all U.S. and foreign patents issuing on any of the preceding applications, including extensions, reissues, and reexaminations.

1.23  “Pfizer Discount or Savings Program” has the meaning set forth in Section 3.4(d).

1.24  “PFIZER Display System” means (a) any Display System created by PFIZER in accordance with this agreement after the Effective Date; (b) any Display System created by a Third Party pursuant to a valid and effective license under the Patent Rights permitting the creation, use and transfer of such Display System and/or (c) those Display Systems currently in the possession of PFIZER.  No Display System shall be deemed to be a PFIZER Display System unless: (a) PFIZER’s control, use and possession of such PFIZER Display System is permitted by (i) the applicable Third Party license from XOMA referred to in clause (b) above, or (ii) this Agreement, and (b) such PFIZER Display System is used exclusively by PFIZER or its Affiliates. For the avoidance of doubt, the applicable terms of any license covering a PFIZER Display System referred to in clause (b) of this Section 1.24 shall also apply to PFIZER’s activities hereunder.

1.25  “PFIZER Indemnitees” has the meaning set forth in Section 8.2.

1.26  “Pfizer Quarter” means each fiscal period comprised of the four (4) thirteen (13) week periods (i) with respect to the United States, commencing on January 1 of any year, and (ii) with respect to any country other than the United States, commencing on December 1 of any year.

1.27   “Phase III” means human clinical trials, the principal purpose of which is to establish safety and efficacy in patients as required by the applicable regulations or standards of the Food and Drug Administration, or similar clinical study in a country other than the United States.  Phase III shall also include any other human clinical trial intended as a pivotal trial for Regulatory Approval.

1.28  “Preexisting License” means, with respect to the acquisition by PFIZER of a particular Acquisition Entity or a Change of Control of PFIZER involving a particular Third

Party, a license under the Patent Rights (or a subset thereof) separate and apart from this Agreement obtained by such Acquisition Entity or Third Party prior to the time of such acquisition or Change of Control, as applicable.

1.29  “Regulatory Approval” means approval by the FDA of any application seeking authorization to market, sell or promote any Licensed Product or, in any country other than the United States, approval by regulatory authorities having jurisdiction over approval in such country of a single application or set of applications seeking authorization to market, sell or promote any Licensed Product in such a country.  The term “Regulatory Approval” shall, without limiting the definition set forth herein, include the approval of any BLA or New Drug Application or any foreign equivalent thereto.

1.30  “Research and Development” means the identification, selection, isolation, purification, characterization, optimization, improvement, alteration, study and/or testing of an Immunoglobulin.  Included within the term “Research and Development” shall be all in vitro screening or assays customarily performed in pre-clinical and clinical research and uses associated with obtaining FDA or equivalent agency regulatory approval.  The term “Research and Development” shall not include commercial manufacture.  For the avoidance of doubt, the term “Research and Development” shall not include activities undertaken on behalf of any Third Party, whether in a collaboration or as a fee for service business.

1.31  “Selling Parties” has the meaning set forth in Section 3.4(d).

1.32   “Third Party” means any person or entity other than PFIZER and its subsidiaries or XOMA and its Affiliates.

1.33  “Third Party Agreement” has the meaning set forth in Section 2.2.

1.34  “underwithheld tax” has the meaning set forth in Section 4.4.

1.35  “Valid Claim” means (a) a claim of an issued and unexpired patent included within the Patent Rights which claim has not been held invalid in a final decision of a court of competent jurisdiction from which no appeal may be taken, and which has not been disclaimed or admitted to be invalid or unenforceable through reissue or otherwise, [*].

1.36  “XOMA Indemnitees” has the meaning set forth in Section 8.1.

ARTICLE 2— LICENSE

2.1  Grant to PFIZER.  Subject to the terms and conditions of this Agreement, XOMA hereby grants to PFIZER a non-exclusive, non-transferable, worldwide license, solely within the Field, under the Patent Rights, without the right to grant sublicenses, on its own behalf to conduct Research and Development and to make, have made, use, sell, have sold, offer to sell, import and export Licensed Products, including without limitation Licensed Products arising out of a PFIZER Display System.  The license granted pursuant to this Section 2.1 shall be [*] retroactive.

2.2  Licenses to Certain Third Parties.  On a Licensed Product-by-Licensed Product basis, if PFIZER transfers, assigns or licenses all or substantially all of its own rights to any Licensed Product that is properly subject to this Agreement to a Third Party (other than a Third Party to which Section 2.3 applies), XOMA shall, solely as to each such Licensed Product, grant a direct license to such Third Party to make, have made, use, sell, have sold, offer to sell, import and export such Licensed Product on the same terms and conditions as those provided herein.  [*] In addition, in the event any such Third Party is already subject to an agreement with XOMA with respect to the development, commercialization or manufacture of products that would include such Licensed Product (a “Third Party Agreement”), the applicable royalty, milestone and royalty term provisions of that Third Party Agreement shall apply, but such Licensed Product shall otherwise be subject to the non-financial terms (including without limitation the definition of Net Sales and the reporting and payment provisions) of this Agreement.

2.3  Licenses to Affiliates and Certain Third Parties.  (a) The license granted pursuant to Section 2.1 shall extend to and include (i) for PFIZER’s benefit, each Affiliate of PFIZER as of the Effective Date; (ii) for PFIZER’s benefit, each Affiliate of PFIZER that PFIZER specifies at any time and from time to time after the Effective Date; and (iii) any Third Party who, as a bona fide part of the PFIZER global supply and distribution chain, solely on PFIZER’s behalf, makes, has made, uses, sells, offers to sell, imports or exports a Licensed Product.  Any license extended to an Affiliate or Third Party pursuant to this Section 2.3(a) shall be personal to such Affiliate or Third Party, shall be on the same terms and conditions as those provided herein and shall, except as to Licensed Products discovered, developed, made, sold, offered for sale, imported or exported solely for PFIZER or its Affiliates, terminate upon a Change of Control of PFIZER or the applicable Affiliate.

(b)           In order to facilitate payments from countries other than the United States, XOMA shall, whenever requested by PFIZER and where commercially reasonable to XOMA, enter into direct agreements with an Affiliate designated by PFIZER whereby said Affiliate will be obligated to remit any payments due for sales in such country directly to XOMA and XOMA shall execute such formal direct agreement documents as PFIZER may request which may be necessary to effect such purposes.  Such formal direct agreement documents shall provide for the same terms as this Agreement insofar as such terms are lawful under the applicable laws and regulations of the particular country.  However, PFIZER shall remain primarily liable for and guarantee all payments due XOMA.

2.4  No Implied Rights.  Only the rights and licenses granted pursuant to the express terms of this Agreement shall be of any legal force or effect.

2.5  Ownership, Enforcement.  At all times XOMA will retain ownership of the Patent Rights and may use and commercialize the Patent Rights itself or with any Third Party for any purpose whatsoever.  XOMA retains the right, at its sole discretion, to enforce, maintain and otherwise protect the Patent Rights.  PFIZER, at XOMA’s expense, shall reasonably cooperate with XOMA’s reasonable written requests to PFIZER with respect to any actions XOMA may choose to take related to the enforcement, maintenance or protection of the Patent Rights.

2.6  PFIZER Site Activities.  Any Research and Development activities undertaken pursuant to this Agreement involving the practice of the Patent Rights or use of materials provided by XOMA or any PFIZER Display System shall be conducted only by PFIZER employees at facilities owned or exclusively controlled by PFIZER.  For the avoidance of doubt,  PFIZER may, consistent with this Agreement or any applicable license granted by XOMA, transfer and use, but not sell or lease, any PFIZER Display System to the facilities specified pursuant to this Section 2.6, provided, however, that any activities undertaken at a facility outside of the United States must occur under conditions which comply with all applicable export rules and regulations.

2.7  [*]

2.8  PFIZER After-Acquired Products and Entities.  (a) In the event PFIZER creates or acquires an entity that thereupon becomes an Affiliate or acquires or controls an operating unit or assets of another entity (such new entity, the “Acquisition Entity”), such Acquisition Entity shall, subject to the foregoing, be deemed to be a part of PFIZER and enjoy all of the rights and licenses otherwise enjoyed by PFIZER from the time it becomes an Acquisition Entity; provided, however, that if such Acquisition Entity derives substantial revenue from conducting commercial antibody evolution or commercial antibody discovery for hire for Third Parties, the activities constituting such conduct for hire shall not be covered by any of the licenses or other rights granted by this Agreement, except to the extent such activities are licensed under a Preexisting License as provided in Section 2.8(c); provided, further, however, that the foregoing provision regarding commercial antibody evolution or commercial antibody discovery businesses shall not be deemed to deprive PFIZER of any rights to any specific Immunoglobulin otherwise subject to Section 2.8(b).  [*].

(b)           Subject to Section 2.8(c), in the event that PFIZER, after the Effective Date, obtains by creation or acquisition of an Acquisition Entity control of one or more Immunoglobulins discovered, developed, made, used, sold, offered for sale or imported under conditions which utilized or involved the practice of the Patent Rights (“Acquired Immunoglobulins”), then each such Acquired Immunoglobulin shall be treated, as of the date of the payment of the applicable fee described in Section 2.8(d), as if it were a Licensed Product under this Agreement (i) immediately if the Acquisition Entity was licensed under the Patent Rights, or (ii) upon the satisfaction of the other requirements set forth herein.

(c)           Notwithstanding Section 2.8(b), if the Acquisition Entity has, prior to the time of the acquisition, obtained a Preexisting License, then the terms of this Agreement, other than the applicable royalty rate, milestones and royalty terms, supersede the terms of the Preexisting License where such terms are in conflict.  All other terms of the Preexisting License remain in full force and effect.

(d)           In order for PFIZER to obtain the benefit of this Agreement with respect to Section 2.8(b) or Section 2.8(c), PFIZER must, within [*] days of the date of obtaining such control of such Acquired Immunoglobulin(s), provide written notice to XOMA specifying the identity of the Acquisition Entity and Acquired Immunoglobulin(s) and the current stage of development of the most advanced of such Acquired Immunoglobulin(s).  Simultaneously with the delivery of such written notice, depending upon the stage of development at closing of the most advanced of such Acquired Immunoglobulin(s), PFIZER shall pay, for each set of Acquired Immunoglobulins (an “Acquisition Fee”) set forth in the following table:

Stage of Development of the Most Developed Acquired Immunoglobulin at Closing	Acquisition Fee

                    [*]

(e)           Upon receipt of the applicable fee, XOMA shall acknowledge in writing receipt of such payment and that the identified Acquired Immunoglobulin(s) shall, as of that date, be treated as Licensed Product(s) for all purposes under this Agreement.  For each Acquired Immunoglobulin as to which the applicable notice is given and the applicable payment is made, it is understood that all of the other rights and obligations of the definitive agreement, including, without limitation, those provided for in the definitive agreement shall apply to such Acquired Immunoglobulin as if PFIZER had discovered, isolated, characterized, optimized or developed, as applicable, such Acquired Immunoglobulin.

ARTICLE 3— CONSIDERATION

3.1  Access Fee. In consideration of access to the Patent Rights and for the right to enjoy the license and other rights granted hereunder, PFIZER shall (a) pay XOMA by wire transfer a technology access fee of Thirty Million United States Dollars (US$30,000,000) within fifteen (15) business days after the receipt by PFIZER of XOMA’s invoice and one fully executed copy of this Agreement and (b) pay XOMA an additional upfront fee metered by Net Sales of Licensed Product(s) in accordance with the provisions of Section 3.4.

3.2  Annual Maintenance Fees.  Commencing on the first (1st) anniversary of the Effective Date, and for the term of this Agreement, PFIZER shall pay XOMA an annual maintenance fee, payable in cash or wire transfer within [*] days of the applicable anniversary, of  [*], it being understood that, notwithstanding the retroactive nature of the license granted in Section 2.1, no such fee shall be due with respect to periods prior to the Effective Date.

3.3  Milestone Payments.  (a)  With respect to each Licensed Product in each indication, PFIZER shall make the following milestone payments upon achievement of the corresponding milestone events, provided, however, that (i) in accordance with the provisions below, each such milestone payment shall be due only once for each such Licensed Product in each indication, and (ii) notwithstanding the retroactive nature of the license granted in Section 2.1, no such milestone payments shall be due with respect to milestone events achieved prior to the Effective Date:

Event	Payment

[*]

(b)  With respect to each Licensed Product, PFIZER shall also make the following milestone payments upon achievement of the corresponding milestone events, provided, how ever, that (i) in accordance with the provisions below, each such milestone payment shall be due only once for each such Licensed Product, and (ii) notwithstanding the retroactive nature of the license granted in Section 2.1, no such milestone payments shall be due with respect to milestone events achieved prior to the Effective Date:

Event	Payment
[*]

3.4  Royalties.  (a)  PFIZER shall pay to XOMA a royalty on Net Sales (as defined below) of each Licensed Product of [*] percent ([*]%).

(b)  No more than one royalty payment shall be due under this Agreement with respect to a sale of a particular Licensed Product.  No multiple royalties shall be payable hereunder because any Licensed Product or its manufacture, sale or use is covered by more than one Valid Claim.

(c)  [*].

(d)  “Net Sales” means [*].

ARTICLE 4— PAYMENTS; REPORTS AND RECORDS

4.1  Currency.  All payments hereunder shall be computed and paid in United States dollars by wire transfer to an account designated by XOMA.  For the purpose of determining the amount of royalty payments due for the relevant Pfizer Quarter, the amount of Net Sales in any foreign currency shall be converted into U.S. dollars in a manner consistent with the methodology used to prepare PFIZER’s audited financial statements for external reporting purposes, provided that such practices uses a widely accepted source of published exchange rates.

4.2  Reports and Payments.  PFIZER shall make a written report to XOMA within [*] days of the achievement of each of the milestone events set forth in Section 3.3 with respect to each Licensed Product, stating in each such report the Licensed Product to which such milestone event relates and the specific milestone event achieved, including the relevant agency or other regulatory body.  After the first commercial sale of a Licensed Product on which royalties are required to be paid hereunder, PFIZER shall make quarterly written reports to XOMA within [*] days after the end of each Pfizer Quarter, stating in each such report, by country, the number, description, and aggregate Net Sales of each Licensed Product sold during the calendar quarter.  XOMA shall treat all such reports as Confidential Information of PFIZER.  Concurrently with the making of such reports, PFIZER shall pay XOMA the amounts specified in Sections 3.3 and 3.4 hereof.

4.3  Records; Inspection.  PFIZER shall keep complete, true and accurate books of account and records for the purpose of determining the royalty amounts payable under this Agreement.  Such books and records shall be kept at the principal place of business of PFIZER for at least [*] years following the end of the calendar quarter to which they pertain and will be available for inspection during such period by a representative of XOMA for the purpose of verifying the royalty reports and payments.  Such inspections shall be made during ordinary business hours.  The representative may be obliged to execute a reasonable confidentiality agreement prior to commencing any such inspection.  Inspections conducted under this Section 4.3 shall be at the expense of XOMA, unless an underpayment exceeding [*] percent ([*]%) of the amount stated for the full period covered by the inspection is identified, in which case all out-of-pocket costs relating to the inspection will be paid immediately by PFIZER.  Any underpayments or unpaid amounts discovered by such inspections or otherwise will be paid immediately by PFIZER, [*].

4.4  Taxes.  It is understood and agreed between the Parties that any royalties or other payments made under this Agreement are inclusive of any value-added or similar tax imposed upon such payments.  Any income or other taxes which PFIZER is required to pay or withhold on behalf of XOMA with respect to royalties and any other monies payable to XOMA under this Agreement, other than taxes imposed on or measured by net income, shall be deducted as required by law and treaty from the amount of such royalties and monies due.  PFIZER shall furnish XOMA with receipt of confirmation of payment from taxing authorities evidencing timely payment of amounts withheld and shall cooperate and, upon request, discuss with XOMA the basis for such withholding.  Any such tax required to be paid or withheld shall be an expense of, and borne solely by, XOMA.  PFIZER shall cooperate with XOMA to claim exemption from such deductions or withholdings under any double taxation or similar agreement in force from time to time.  Upon receipt from XOMA of a valid IRS Form W-8 BEN (claiming entitlement to exemption from U.S. withholding tax under the U.S./Ireland income tax treaty), PFIZER shall pay all royalties and other moneys due to XOMA free of U.S. withholding tax, unless and until such IRS Form W-8 BEN becomes invalid as a result of a change in facts or applicable law.  If PFIZER makes any payment without reduction for withholding and it later transpires that an amount of tax should have been withheld on such royalty or other payment (“underwithheld tax”), PFIZER shall be entitled to recover the underwithheld tax by an additional withholding from any later payment due to XOMA under this Agreement.  PFIZER shall notify XOMA in writing regarding the reason for any such additional withholding.  Similarly, if PFIZER withholds an amount of tax which is later determined to have not been due, PFIZER shall reimburse XOMA for such overwithheld amounts plus applicable overpayment interest it received from the government, if any.  XOMA shall have the right to inspect correspondence and records relating to such withholding tax issues on the same terms as described in Section 4.3 above.

ARTICLE 5— [*]

ARTICLE 6— CONFIDENTIALITY

6.1  Confidential Information.  Except as expressly provided herein, the Parties agree that, for the term of this Agreement and for [*] years thereafter, the receiving Party shall keep completely confidential and shall not publish or otherwise disclose and shall not use for any purpose except for the purposes contemplated by this Agreement any Confidential Information furnished to it by the disclosing Party hereto, except that to the extent that it can be established by the receiving Party by written proof that such Confidential Information:

(a)	was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure;

(b)	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c)	became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement; or

(d)	was subsequently lawfully disclosed to the receiving Party by a person other than a Party hereto.

6.2  Permitted Use and Disclosure.  Each Party hereto may use or disclose information disclosed to it by the other Party to the extent such use or disclosure is reasonably necessary in complying with applicable law or governmental regulations or conducting preclinical or clinical trials or filing or prosecuting patent applications, or obtaining Regulatory Approval; provided that if a Party is required to make any such disclosure of another Party’s Confidential Information, other than pursuant to a confidentiality agreement, it will give reasonable advance notice to the latter Party of such disclosure and will use its reasonable commercial efforts to secure confidential treatment of such information prior to its disclosure (whether through protective orders or otherwise).

6.3  Confidential Terms.  Except as expressly provided herein, each Party agrees not to disclose any terms of this Agreement to any Third Party without the consent of the other Party; provided, however, that disclosures may be made as required by securities or other applicable laws, or to actual or bona fide prospective corporate partners, acquirors or investors, or to a Party’s accountants, attorneys and other professional advisors, in each case who agree to be bound by the confidentiality provisions of this Agreement or are otherwise subject to requirements of confidentiality with respect to disclosure thereof at least as stringent as those contained herein.

6.4  Agreement Announcement.  The Parties hereby agree to the release of a press release in the form attached hereto as Schedule 6.4 upon full execution of this Agreement, that the fact of the consummation of this Agreement as well as such terms as are expressly described in such press release shall be deemed to be in the public domain[*].

6.5  Filing, Registration or Notification of this Agreement.  If a Party determines that it is required by law or a securities exchange to publicly file, register or notify this Agreement with a governmental authority, such Party shall (i) initially file a copy of this Agreement excluding, at a minimum, the provisions redacted from the form of Agreement in Schedule 6.5 attached hereto (the “Redacted Agreement”), (ii) request, and use commercially reasonable efforts to obtain, confidential treatment of all terms redacted from this Agreement as reflected in the Redacted Agreement for a period of at least [*] years, (iii) submit to the other Party such request for confidential treatment and any subsequent correspondence with respect thereto at least five (5) Business Days prior to its submission to such governmental authority, (iv) [*], and (vi) if such governmental authority requests any changes to the redactions set forth in the Redacted Agreement, use commercially reasonable efforts to support the redactions in the Redacted Agreement as originally filed and shall not agree to any changes to the Redacted Agreement without first discussing such changes with the other Party and taking the other Party’s comments into consideration when deciding whether to agree to such changes.  [*]

ARTICLE 7— REPRESENTATIONS AND WARRANTIES

7.1  Representations and Warranties of XOMA.  As of the Effective Date, XOMA represents and warrants that it has the right to grant the licenses provided for herein.

7.2  Representations and Warranties of PFIZER.  As of the Effective Date, PFIZER represents and warrants that, to its knowledge, none of its currently marketed products or products under review by the Food and Drug Administration for marketing approval were discovered, isolated, optimized, made or  used under conditions that constituted infringement of the XOMA Patent Rights.

7.3  Representations and Warranties of Both Parties.  Each Party hereby represents and warrants to the other Party as follows:

(a)  Existence.  Such Party is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.

(b)  Authorization and Enforcement of Obligations.  Such Party has the full right, power and authority to enter into this Agreement and has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against such Party in accordance with its terms.

(c)  Consents.  All necessary consents, approvals and authorizations of all governmental authorities and other entities required to be obtained by such Party in connection with this Agreement have been obtained.

7.4  Disclaimer.  Nothing in this Agreement is or shall be construed as:

(a)  a warranty or representation as to the validity or scope of any claim or patent within the Patent Rights;

(b)  a warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of any patent rights or other intellectual property right of any Third Party;

(c)  an obligation to bring or prosecute actions or suits against Third Parties for infringement of any of the Patent Rights; or

(d)  granting by implication, estoppel, or otherwise (except as expressly set forth herein) any licenses or rights under patents or other rights of XOMA or Third Parties unrelated to the subject matter of the license granted in this Agreement.

7.5  No Warranties.  EXCEPT AS PROVIDED IN SECTIONS 7.1, 7.2 AND 7.3 ABOVE, NEITHER PFIZER NOR XOMA GRANTS TO THE OTHER PARTY ANY WARRANTIES OR REPRESENTATIONS.  XOMA GRANTS NO WARRANTIES WITH RESPECT TO THE LICENSED TECHNOLOGY, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE.  XOMA SPECIFICALLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OF THE PATENT RIGHTS OR NON-INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

ARTICLE 8— INDEMNIFICATION

8.1  PFIZER agrees to indemnify, defend and hold XOMA and its directors, officers, employees and agents (collectively with XOMA, the “XOMA Indemnitees”) harmless from and against any and all liabilities, claims, losses, demands, expenses (including, without limitation, attorneys and professional fees and other costs of litigation), losses or causes of action (each, a “Liability” and collectively, “Liabilities”) arising out of or relating in any way to a lawsuit by a Third Party relating to (a) the possession, manufacture, use, sale or other disposition of Licensed Products and/or PFIZER Display Systems, whether based on breach of warranty, negligence, product liability or otherwise, (b) the exercise of any right granted to PFIZER pursuant to this Agreement, or (c) any breach of this Agreement by PFIZER, except and solely to the extent, in each case, that such Liability is caused by the gross negligence or willful misconduct of XOMA.

8.2  XOMA agrees to indemnify, defend and hold PFIZER and its directors, officers, employees and agents (collectively with PFIZER, the “PFIZER Indemnitees”) harmless from and against any and all Liabilities arising out of or relating in any way to a lawsuit by a Third Party relating to a breach by XOMA of its representations and warranties hereunder, except and solely to the extent that such Liability is caused by the gross negligence or willful misconduct of PFIZER.

8.3  Procedure.  A PFIZER Indemnitee and a XOMA Indemnitee shall be each separately referred to herein as an “Indemnitee.”  PFIZER and XOMA, when acting to indemnify an Indemnitee, shall be each separately referred to herein as the “Indemnitor.”  An Indemnitee that intends to claim indemnification under this Article 8 shall promptly notify the Indemnitor of any claim, demand, action or other proceeding for which the Indemnitee intends to claim such indemnification.  The Indemnitor shall have the right to participate in, and to the extent the Indemnitor so desires to assume, the defense thereof with counsel selected by the Indemnitor; provided, however, that the Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitee.  The indemnity obligations under this Article 8 shall not apply to amounts paid in settlement of any claim, demand, action or other proceeding if such settlement is effected without the prior express written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed.  The failure to deliver notice to the Indemnitor within a reasonable time after notice of any such claim or demand, or the commencement of any such action or other proceeding, if materially prejudicial to its ability to defend such claim, demand, action or other proceeding, shall relieve such Indemnitor of any liability to the Indemnitee under this Article 8 with respect thereto, but the omission so to deliver notice to the Indemnitor shall not relieve it of any liability that it may have to the Indemnitee otherwise than under this Article 8.  The Indemnitor may not settle or otherwise consent to an adverse judgment in any such claim, demand, action or other proceeding, that diminishes the rights or interests of the Indemnitee without the prior express written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed.  The Indemnitee, its employees and agents, shall reasonably cooperate with the Indemnitor and its legal representatives in the investigation of any claim, demand, action or other proceeding covered by this Article 8.

ARTICLE 9— TERM AND TERMINATION

9.1  Term.  The term of this Agreement commenced on the Effective Date and will remain in full force and effect until [*].

9.2  Termination for Cause.  Either Party may terminate this Agreement in the event the other Party has materially breached or defaulted in the performance of any of its obligations hereunder, and such breach or default has continued for [*] days after written notice thereof was provided to the breaching Party by the nonbreaching Party.  Any termination shall become effective at the end of such [*] day period unless the breaching Party has cured any such breach or default prior to the expiration of such period.  Notwithstanding the above, in the case of a failure to pay any amount due hereunder the period for cure of any such default following notice thereof shall be [*] days and, unless payment is made within such period, the termination shall become effective at the end of such period.

9.3  Termination for Insolvency.  If voluntary or involuntary proceedings by or against a Party are instituted in bankruptcy under any insolvency law, or a receiver or custodian is appointed for such Party, or proceedings are instituted by or against such Party for corporate reorganization or the dissolution of such Party, which proceedings, if involuntary, shall not have been dismissed within [*] days after the date of filing, or if such Party makes an assignment for the benefit of creditors, or substantially all of the assets of such Party are seized or attached and not released within [*] days thereafter, the other Party may elect to immediately terminate this Agreement effective upon notice of such termination.  However, insolvency does not automatically terminate this Agreement.

9.4  Effect of Termination.

(a)  Accrued Rights and Obligations.  Termination of this Agreement for any reason shall not release any Party hereto from any liability which, at the time of such termination, has already accrued to the other Party or which is attributable to a period prior to such termination nor preclude either Party from pursuing any rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement.  It is understood and agreed that monetary damages may not be a sufficient remedy for any breach of this Agreement and that the non-breaching Party may be entitled to injunctive relief as a remedy for any such breach.  Such remedy shall not be deemed to be the exclusive remedy for any such breach of this Agreement, but shall be in addition to all other remedies available at law or in equity.

(b)  Return of Confidential Information.  Upon any termination of this Agreement, PFIZER and XOMA shall promptly return to the other Party all Confidential Information received from the other Party (except XOMA may retain copies of any reports or records referred to in Articles 4 or 5).

(c)  Licenses.  All licenses granted hereunder shall terminate upon the termination of this Agreement.

9.5  Survival.  Sections 2.5, 4.3, 9.4 and 9.5, and Articles 1, 6, 7, 8 and 10 of this Agreement shall survive the expiration or termination of this Agreement for any reason.

ARTICLE 10— MISCELLANEOUS PROVISIONS

10.1  Governing Laws; Venue.  This Agreement and any dispute, including without limitation any voluntary arbitration arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the state of New York, without reference to conflicts of laws principles.  The exclusive venue of any dispute arising out of or in connection with the performance or breach of this Agreement shall be the New York state courts or U.S. district court located in New York, and the Parties hereby consent to the personal jurisdiction of such courts and waive any objection that any such court would be an inconvenient forum.

10.2  Assignment.  Neither Party may transfer or assign this Agreement, or any rights hereunder without the prior written consent of the other Party; provided, that for purposes of this Agreement, a Change in Control shall not be deemed to be a transfer or assignment; provided, further, that XOMA may assign this Agreement or its rights hereunder, in whole or in part, to any Affiliate of XOMA.  Any attempted transfer or assignment in violation of this Section 10.2 shall be void.  For the avoidance of doubt, a Change of Control of PFIZER or XOMA, in and of itself, shall not result in a termination of this Agreement.  This Agreement shall be binding upon and inure to the benefit of the Parties and their permitted successors and assigns.

10.3  Waiver.  No waiver of any rights shall be effective unless consented to in writing by the Party to be charged and the waiver of any breach or default shall not constitute a waiver of any other right hereunder or any subsequent breach or default.

10.4  Severability.  In the event that any provisions of this Agreement are determined to be invalid or unenforceable by a court of competent jurisdiction, the remainder of the Agreement shall remain in full force and effect without said provision.

10.5  Notices.  All notices, requests and other communications hereunder shall be in writing and shall be personally delivered or sent by telecopy or other electronic facsimile transmission or by registered or certified mail, and shall be effective upon receipt at the respect-

tive address specified below, or such other address as may be specified in writing to the other Party:

PFIZER:	Pfizer Inc. 50 Pequot Avenue New London, Connecticut USA Attn: Vice President, Strategic Allinces
With a copy (which shall not constitute notice) to:	Pfizer Inc. 50 Pequot Avenue New London, Connecticut USA Attn: Senior Vice President and Associate General Counsel
With a copy (which shall not constitute notice) to:	Pfizer Inc. 235 East 42nd Street New York, NY 10017 USA Attn: Senior Vice President and General Counsel
XOMA:	XOMA Ireland Limited Shannon Airport House Shannon, County Clare Ireland Attn: Company Secretary
With a copy (which shall not constitute notice) to:	Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 USA Attn: Geoffrey E. Liebmann

10.6  Independent Contractors.  Both Parties are independent contractors under this Agreement.  Nothing contained in this Agreement is intended nor is to be construed so as to constitute XOMA or PFIZER as partners or joint venturers with respect to this Agreement.  Neither Party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any other contract, agreement, or undertaking with any Third Party.

10.7  Compliance with Laws.  In exercising their rights under this license, the Parties shall fully comply in all material respects with the requirements of any and all applicable laws, regulations, rules and orders of any governmental body having jurisdiction over the exercise of rights under this Agreement.  PFIZER shall be responsible, at its expense, for making any required registrations or filings with respect to this Agreement and obtaining any necessary governmental approvals with respect hereto.

10.8  Use of Name.  Neither Party shall use the name or trademarks of the other Party without the prior written consent of such other Party.

10.9  Further Actions.  Each Party agrees to execute, acknowledge and deliver such further instruments, and do such other acts, as may be necessary and appropriate in order to carry out the purposes and intent of this Agreement.

10.10  Bankruptcy Protection.  All rights and licenses granted under or pursuant to this Agreement by either Party are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code and other similar foreign laws, licenses of rights to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code or such foreign laws.  Each Party agrees that the other Party, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under Section 365(n) of the U.S. Bankruptcy Code and other similar foreign laws, and neither Party shall claim that this Agreement does not fall within the scope thereof.  Each Party further agrees that, upon the commencement of a bankruptcy proceeding by or against such Party under the U.S. Bankruptcy Code, the other Party shall be immediately entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and the same, if not already in such other Party’s possession, shall be promptly delivered to the other Party if such Party rejects this Agreement, fails to promptly elect in writing to continue to perform all of its obligations under this Agreement, and/or fails to take all steps necessary to protect such intellectual property.

10.11  Entire Agreement; Amendment.  This Agreement constitutes the entire and exclusive agreement between the Parties with respect to the subject matter hereof and supersedes and cancels all previous discussions, agreements, commitments and writings in respect thereof.  No amendment or addition to this Agreement shall be effective unless reduced to writing and executed by the authorized representatives of the Parties.

IN WITNESS WHEREOF, XOMA and PFIZER have executed this Agreement by duly authorized officers.

PFIZER INC. By: _____________________________ John LaMattina President, Pfizer Global Research & Development	XOMA IRELAND LIMITED By: ______________________________ Alan Kane, Director duly authorized on behalf of XOMA Ireland Limited in the presence of the following witness: ______________________________

Schedule 1.22

Patent Rights

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